SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended
December 31, 2001

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from
                  to

COMMISSION FILE NUMBER 1-1136

A.	Full title of the plan and the address of plan, if different from that of the issuer named below:

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRISTOL-MYERS SQUIBB COMPANY
345 PARK AVENUE
NEW YORK, NY 10154
(212) 546-4000

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2001 AND 2000

REQUIRED INFORMATION

1.
The financial Statements and Schedules of the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit A. Consent of PricewaterhouseCoopers LLP, Independent Accountants.

2

SIGNATURE

The Program

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bristol-Myers Squibb Company Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

BRISTOL-MYERS SQUIBB COMPANY PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM

Date:	June 28, 2002	By:	/S/ HARRISON M. BAINS, JR.

Harrison M. Bains, Jr.
Vice President, Tax and Treasury, And Acting Chief Financial Officer Acting Chairman, Bristol-Myers Squibb Company Savings Plan Committee

3

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2001

Other schedules required by Section 2520.103-10 of the Department of Labor regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants of the Bristol-Myers
Squibb Puerto Rico, Inc. Savings and Investment
Program and the Savings Plan Committee of
Bristol-Myers Squibb Company

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for benefits of the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program (the “Program”) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Program’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Investments is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Program’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
New York, New York
June 27, 2002

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2001 and 2000
(IN THOUSANDS)

	2001	2000
ASSETS:
Interest in Savings Plan Master Trust	$66,573	$88,285
Loans to Participants	4,058	4,194

Net Assets Available for Benefits	$70,631	$92,479

The accompanying notes are an integral part of these financial statements.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001 and 2000
(IN THOUSANDS)

	2001	2000

ADDITIONS:
Employer Contributions	$2,612	$2,445
Employee Contributions	6,210	6,142
Program’s Share of net investment income in Savings Plan Master Trust	—	10,908

Total additions	8,822	19,495

DEDUCTIONS:
Transfer of net assets to Zimmer Holdings, Inc. Savings and Investment Program*	(3,611)	—
Distributions and withdrawals	(8,719)	(9,694)
Program’s Share of net investment loss in Savings Plan Master Trust	(18,340)	—

Total deductions	(30,670)	(9,694)

Net (deductions) additions	(21,848)	9,801

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	92,479	82,678

End of Year	$70,631	$92,479

*	Transfer of net assets in connection with the Company’s divestiture of its Zimmer business in 2001.

The accompanying notes are an integral part of these financial statements.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS)

NOTE 1—DESCRIPTION OF PLAN

General

The Bristol-Myers Puerto Rico, Inc. Savings Plan (the “Plan”) became effective on July 1, 1986. Bankers Trust Company was appointed the trustee under the terms of a Trust Agreement with Chase Manhattan Bank as co-trustee.

Effective January 1, 1991, the name of the Plan was changed to the Bristol-Myers Squibb Puerto Rico, Inc. Savings Plan (the “Savings Plan”). Effective January 1, 1991, The Northern Trust Company was appointed trustee (the “Trustee”) of the Savings Plan under the terms of a new Trust Agreement (the “Trust”), replacing Bankers Trust Company, with Chase Manhattan Bank remaining as co-trustee. The net assets of the Savings Plan were then transferred to the Trustee.

Effective January 1, 1992, the name of the Savings Plan was changed to the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program (the “Program”). Simultaneously, the Program was amended to permit participant contributions on a pre-tax basis under Section 401(k) of the Internal Revenue Code and Section 165(e) of the Puerto Rico Income Tax Act of 1954.

The Program operated within the Bristol-Myers Squibb Company Master Trust (the “Master Trust”). The Master Trust consolidated the assets of the Program with those of the Bristol-Myers Squibb Company Savings and Investment Program (the “Savings Program”), the Bristol-Myers Squibb Company Employee Incentive Thrift Plan (the “Thrift Plan”), the Drackett/Bristol-Myers Squibb Employees’ Pension Plan and certain assets of the Bristol-Myers Squibb Pension Trust Plans.

Effective October 1, 1994, the Savings Program and the Thrift Plan ceased operating under the Master Trust.

Effective April 1, 1999, the Program was amended and restated to reflect the appointment of Fidelity as the record keeper, administrative agent and trustee of the Program. New features of the Program included: changes in investment options offered to participants, the valuation of participant account balances on a daily basis, the payment of investment management fees from each fund’s assets rather than from Company assets (excluding Fixed Income Fund) and the allowance of inter-fund transfers and changes to contribution levels to be made on a daily basis.

Effective April 1, 1999, the Program began operating within the Bristol-Myers Squibb Company Savings Plan Master Trust (the “Savings Plan Master Trust”). The assets of the Program are commingled within the Savings Plan Master Trust with the assets of the Savings Program and assets of the Thrift Plan.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS)

The Savings Plan Master Trust Statement, presented in Note 6, includes the interests of the Program, the Savings Program and the Thrift Plan.

The Program is administered by an Administrative Committee appointed by the Board of Directors of Bristol-Myers Squibb Puerto Rico, Inc. (the “Company”). The named fiduciary for the Puerto Rico Program is the Bristol-Myers Squibb Company Savings Plan Committee.

On August 6, 2001, the Company completed the spin off of its Zimmer business to shareholders, at which time, Zimmer Holdings, Inc. became an independent publicly traded company. Zimmer Holdings, Inc. established a savings plan and the balance of approximately $3,611 for all transferring employees was transferred from the Program to the Zimmer Holdings, Inc. Savings and Investment Program.

A non-participant directed Zimmer Holdings, Inc. stock fund was established in the Program at the time of the spin off. All participants in the Company Stock Fund received in this fund one share of Zimmer Holdings, Inc. stock for every ten shares of Bristol-Myers Squibb stock held in the Company Stock Fund. Balances can remain in this fund for two years but no new contributions or inter-fund transfers to the fund are permitted.

Contributions

In general, any employee who meets certain service requirements is eligible to participate in the Program. An employee electing to participate in the Program can elect to contribute up to 16% of his or her Annual Benefit Salary or Wages (as defined in the Program) on an after–tax basis or to reduce his or her compensation by up to 16% and have such amount contributed on his or her behalf on a pre–tax basis subject to applicable limitations. Participants may also elect a combination of contributions up to a combined total, both on an after–tax and on a pre–tax basis, of 16% subject to applicable limitations. For each participant, the first 6% of total combined contributions is matched 75% by the Company.

Contributions of participants and the Company are remitted to Fidelity on a bi-weekly basis. All investment decisions are self directed by participants. Participant contributions are invested in any one or more of the following funds which comprise the Savings Plan Master Trust: Company Stock Fund, Zimmer Holdings, Inc. Stock Fund, Fixed Income Fund, Fidelity Select Equity Small Capitalization Collective Trust Fund, Fidelity Equity-Income Fund, Fidelity Growth Company Fund, Fidelity U.S. Bond Index Fund, Fidelity Puritan Fund, and U.S Equity Index Commingled Pool. In addition, the Program permits eligible transfer contributions (a distribution from another qualified pension or profit sharing plan or from a conduit individual retirement account), provided certain prerequisites are met.

Company matching contributions are automatically invested in the Company Stock Fund. These contributions may not be transferred out of the Company Stock Fund unless the participant is 55 years old or older. If the participant is 55 years old or older, he or she may make a separate investment election for Company matching contributions.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS)

The Plan was amended to comply with the provisions of the GUST and Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRAA) legislation that do not conflict with the requirement for qualified plans under the Puerto Rico tax code.

Investments

Company Stock Fund—Consists primarily of Common Stock of Bristol-Myers Squibb Company which are registered for the purpose of the Program with the United States Securities and Exchange Commission. From time-to-time, the Program may invest in U.S. Government obligations or other investments of a short-term nature, which will ultimately be used for the purchase of shares of Common Stock of Bristol-Myers Squibb Company. Share amounts have been adjusted for the two-for-one stock split effective February 1999. Net (deductions) additions to the Company Stock Fund in 2001 and 2000 totaled ($23,056) and $8,824, respectively.

Zimmer Holdings, Inc. Stock Fund—Consists primarily of shares of common stock of Zimmer Holdings Inc., which are registered for the purpose of the Program with the United States Securities and Exchange Commission. From time to time, the Program may invest in U.S. Government obligations or other investments of a short-term nature, which will ultimately be used for the purchase of shares of Common Stock of Zimmer Holdings, Inc. Net additions to the Zimmer Holdings, Inc. Stock Fund in 2001 totaled $2,577.

Fixed Income Fund—Consists primarily of a group of annuity contracts issued by various insurance companies to the trustee of the Program which the insurance companies provide a guarantee of principal and credit interest at a guaranteed rate. All Guaranteed Investment Contracts pay interest on a gross basis. Contracts with the New York Life Insurance Company, the Metropolitan Life Insurance Company, the John Hancock Mutual Life Insurance Company and the Principal Mutual Life Insurance Company were in place at December 31, 2001.

From time to time, the Program may invest in obligations of the U.S. Government or its agencies, bank investment contracts, other investments of a short-term nature and/or investments in qualified commingled trust funds managed by the trustee for the investment of funds of profit sharing and savings plans and programs.

At any point in time this fund’s average yield will be a combined rate based upon the balances and the interest rates of the investments which comprise the fund, and depend on the amount of contributions invested in the fund, the amounts withdrawn from the fund and the amounts transferred to and from the fund. The fund’s average yield is measured by investment performance using general market reporting methods. The average yield of the Fixed Income Fund for the years ended December 31, 2001 and 2000 was 6.8% and 6.9%, respectively. The crediting interest rate of the Fixed Income Fund at December 31, 2001 and 2000 was 6.5% and 7.1%, respectively.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS)

Fidelity Select Equity Small Capitalization Collective Trust Fund—Seeks investment results that exceed the return of the Russell 2000 Index while maintaining a portfolio with risk characteristics similar to the Index.

Fidelity Equity-Income Fund—Seeks to provide a reasonable income. In pursuing this objective, the fund will also consider the potential for capital appreciation. The fund seeks to provide a yield that exceeds the composite yield of the Standard & Poor’s 500 Index.

Fidelity Growth Company Fund—Seeks to provide capital appreciation.

Fidelity U.S. Bond Index Fund—Seeks to provide investment results that correspond to the total return of the bonds in the Lehman Brothers Aggregate Bond Index.

Fidelity Puritan Fund—Seeks to provide income and capital growth consistent with reasonable risk.

U.S. Equity Index Commingled Pool—Seeks to approximate the composition and the total return on the Standard & Poor’s 500 Index.

Withdrawals

While remaining in employment, a participant may withdraw all or part of the value attributable to contributions made subject to certain restrictions of the Program.

Vesting

A participant vests in Company contributions at the rate of 20% for each year of qualifying service so that after five years of qualifying service he or she is 100% vested. Upon death or normal retirement, a participant will become 100% vested regardless of his or her years of qualifying service. Participants who return to work for the Company who were partially or fully vested will be reinstated to their previous level of vesting and may immediately enroll in the Program.

Loans

While remaining in employment, a participant may request a loan from the Loan Fund. The amount of the loan may not exceed the lesser of (1) 50% of the participant’s entire vested interest under the Plan, determined as of the valuation date, or (2) Fifty thousand dollars less the highest outstanding loan balance during the previous twelve months.

At December 31, 2001 and 2000 there were outstanding loans totaling approximately $4,100 and $4,200, respectively, with interest rates ranging from 5.75% to 10.5% and varying maturity dates.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS)

Termination of employment

Upon the termination of a participant’s employment, the participant, or in the event of his or her death, the participant’s spouse or designated beneficiary, may, under varying circumstances, receive (1) a lump sum payment, (2) installment payments over a period not to exceed the joint life expectancy of the participant and the participant’s spouse (five years if payment is by reason of death) or (3) an annuity. In each case the payment will be based on the vested value in the respective funds allocated to the participant.

NOTE 2—ACCOUNTING POLICIES

Valuation

The Company Stock and Zimmer stock in the Zimmer Holdings, Inc. stock fund are valued at the last reported sales price at the end of the year or, if there was not a sale that day, the last reported bid price. Common/collective trust funds are valued at the last reported bid price at the end of the year. Fixed income and money market instruments are valued at cost plus interest earned, which approximates their respective fair values. Shares of the Fidelity mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Program at year-end. Investments in guaranteed investment contracts (“GICs”) are reported at contract value by the insurance companies. The value of outstanding participant loans is determined based on the outstanding principal balance as of the last day of the Program Year.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Program provides for various investment options in funds that can invest in a combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Income, expenses and realized and unrealized gains and losses on securities

Interest is accrued as earned, and dividends are recorded on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses for security transactions are reported using the average cost method. Unrealized gains and losses represent the difference between the cost and fair value of securities.

Interest, dividends, and realized and unrealized gains and losses earned from participation in the Savings Plan Master Trust, are allocated to the Program based upon participants’ account balances and activity. This investment activity is presented on a net basis on the Statement of Changes in Net Assets Available For Benefits as the Program’s share of net investment income in the Savings Plan Master Trust.

All expenses incurred by the Program, including investment management and trustee fees, are paid by both the fund assets and the Company.

`BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS)

NOTE 3—TERMINATION FORFEITURES

Forfeitures of amounts contributed by the Company due to terminations, net of amounts reinstated, are used to reduce future Company contributions. Forfeitures are also used to pay certain plan expenses. Forfeitures for the years ended December 31, 2001 and 2000 were $23 and $8, respectively.

NOTE 4—TAX STATUS OF THE PROGRAM

In the Program’s latest determination letter dated August 8, 1995, the Internal Revenue Service stated that the Program, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Program has been amended since receiving the determination letter, counsel believes that the Program is qualified and the related Trust is tax–exempt as of December 31, 2001 and 2000.

Under present U.S. and Puerto Rico income tax laws and regulations, a participant will not be subject to income taxes on the contributions by the employing company, or on the interest, dividends or profits on the sale of securities received by the Trustee until the participant’s account is distributed to the participant.

NOTE 5—TERMINATION OF THE PROGRAM

Although the Company has not expressed any intent to do so, it has the right to discontinue its contributions and to terminate the Program in accordance with the provisions of ERISA. If the Program is terminated, the interest of each participant in all funds will vest immediately. In accordance with program provisions the Company has the right to amend or replace the Program for any reason.

NOTE 6—MASTER TRUST

The Program’s share of the Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Trust. The Program’s approximate share of the net assets of the Savings Plan Master Trust at December 31, 2001 and 2000 was 2%. The Program’s approximate share of the Savings Plan Master Trust’s investment activities for the years ended December 31, 2001 and 2000 was 2% and 3%, respectively.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS)

At December 31, 2001 and 2000, the financial position of the Master Trust was as follows:

	2001		2000
	Cost	Market Value	Cost	Market Value
Assets:
Investments at Fair Value:
Company Stock Fund
Bristol-Myers Squibb Company Common Stock	$917,083	$1,888,307	$921,942	$2,878,238
Fidelity Management Trust Company Institutional Cash Portfolio	19,745	19,745	2,923	2,923
Zimmer Holdings, Inc. Stock Fund
Zimmer Holdings, Inc. Common Stock	40,676	101,908	—	—
Fidelity Management Trust Company Institutional Cash Portfolio	2,864	2,864	—	—
Fixed Income Fund
Group Annuity Contracts, New York Life Insurance Company with interest rates ranging from 5.53% to 7.01%, varying maturity dates.	199,145	199,145	252,601	252,601
Group Annuity Contracts, Metropolitan Life Insurance Company with interest rates ranging from 6.19% to 7.54%, varying maturity dates.	153,158	153,158	156,767	156,767
Group Annuity Contracts, Principal Mutual Life Insurance Company, 5.73% to 6.55%, varying maturity dates.	147,627	147,627	136,600	136,600
Group Annuity Contracts, John Hancock Mutual Life Insurance Company,5.82% to 7.47%, varying maturity dates.	155,411	155,411	96,144	96,144
Fidelity Institutional Cash Portfolio Money Market	35,058	35,058	48,071	48,071

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS)

	2001		2000
	Cost	Market Value	Cost	Market Value
Fidelity Puritan Fund	14,241	13,738	7,333	7,366
Fidelity Equity-Income Fund	147,076	152,388	139,847	160,080
Fidelity Growth Company Fund	358,068	330,452	403,730	478,073
Fidelity Retirement Money Market Portfolio	73,866	73,866	45,906	45,906
Fidelity US Bond Index Fund	78,329	80,641	62,769	64,360
US Equity Index Commingled Pool	417,636	382,601	451,438	466,200
Dreyfus Appreciation Fund, Inc.	25,462	22,825	18,929	18,070
Fidelity Select Equity Small Capitalization
Collective Trust Fund	60,540	79,369	58,346	77,999
Total Investments	2,845,985	3,839,103	2,803,346	4,889,398
Receivables:
Interest Receivable		37		50
Receivables from Sales of Securities		4,553		6,455
Other (Payables)/Receivables, Net		—		357

Total Assets	2,845,985	3,843,693	2,803,346	4,896,260
Payables:
Purchases of Securities		(4,074)		(7,488)
Other Payables		(369)		—

Net Assets	$2,845,985	$3,839,250	$2,803,346	$4,888,772

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS)

The changes in the Trust net assets for the years ended December 31, 2001 and 2000 were as follows:

	2001	2000

Additions:
Transfer in from the DuPont Savings Plan	$30,999	$—
Employer contributions	56,480	54,619
Employee contributions	151,100	138,540

	238,579	193,159

Investment activities:
Interest income	49,394	45,361
Dividend income	56,282	104,681

	105,676	150,042

Net appreciation in fair value of investments	—	259,187

Net investment activities	105,676	409,229

Deductions:
Transfer of net assets to Zimmer Holdings, Inc. Savings and Investment Program*	(137,000)	—
Transfer of net assets to Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan*	(3,448)	—
Transfer of net assets to Cosmair Employee Retirement Savings Plan*	—	(19,261)
Distributions and withdrawals	(301,692)	(329,254)
Net depreciation in fair value of investments	(951,637)	—

	(1,393,777)	(348,515)

(Decrease) Increase in trust net assets	(1,049,522)	253,873

Net Assets:
Beginning of Year	4,888,772	4,634,899

End of Year	$3,839,250	$4,888,772

*	Transfers of net assets in connection with divestitures by the Company in 2000 and 2001.

The net (depreciation) appreciation in the fair value of the Trust investments by fund for the years ended December 31, 2001 and 2000 was as follows:

	2001	2000
Company Stock Fund	$(770,326)	$389,436
Zimmer Holdings Inc. Stock Fund	8,618	—
Fidelity Puritan Fund	(732)	(7)
Fidelity Equity-Income Fund	(14,365)	(613)
Fidelity Growth Company Fund	(120,161)	(85,351)
Fidelity U.S. Bond Index Fund	1,242	2,226
U.S. Equity Index Commingled Pool	(54,768)	(46,972)
Dreyfus Appreciation Fund, Inc.	(2,221)	(998)
Fidelity Select Equity Small Capitalization Collective Trust Fund	1,076	1,466

	$(951,637)	$259,187

SCHEDULE I

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
SCHEDULE OF INVESTMENTS (HELD AT YEAR END)
DECEMBER 31, 2001
(IN THOUSANDS)

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Costs/ Proceeds	Current Value
Fidelity Institutional Retirement Service Company	Interest in Savings Plan Master Trust		$66,573

Plan participant	Participant loans, with varying maturity dates	—	4,058

	Interest rates: 5.75% to 10.50%

S-1